Exhibit 99.1

AMENDED AND RESTATED BYE-LAWS

OF

MAREX GROUP LIMITED

CERTIFIED that the within-written bye-laws are a true copy of the bye-laws of Marex Group Limited (the “Company”) as approved and adopted as the bye-laws of the Company (the “Bye-Laws”) at the special general meeting of the members of the Company held on 9 April 2026.

/s/ Camilla Hall
Camilla Hall
Duly Authorised
For and on behalf of
Compass Administration Services Ltd.
Secretary

Prepared by

ASW Law Limited

Barristers & Attorneys

Crawford House

50 Cedar Avenue

Hamilton, HM 11

Bermuda

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TABLE OF CONTENTS

INTERPRETATION		7

1.	Definitions and Interpretation	7

SHARES		9

2.	Share Capital	9

3.	Power to Issue Shares	10

4.	Power of the Company to Purchase its Shares	10

5.	Rights Attaching to Shares	10

6.	Liens and Calls on Shares	12

7.	Calls on Shares and Forfeiture	13

8.	Share Certificates	15

9.	Fractional Shares	17

10.	Trusts	17

REGISTRATION OF SHARES		17

11.	Register of Members	17

12.	Registered Holder Absolute Owner	18

13.	Register of Beneficial Ownership	18

14.	Transfer of Registered Shares	18

15.	Transmission of Registered Shares	19

ALTERATION OF SHARE CAPITAL		20

16.	Power to Alter Capital	20

17.	Variation of Rights Attaching to Shares	21

MEETINGS OF MEMBERS		22

18.	Annual General Meetings	22

19.	Special General Meetings	22

20.	Requisitioned General Meetings and Member Proposed Resolutions	22

21.	Notice	22

22.	Giving Notice and Access	23

23.	Postponement of General Meeting	26

24.	Form of Meetings and participation by telephonic or Electronic means	27

25.	Quorum at General Meetings	29

26.	Chair to Preside at General Meetings	30

27.	Voting on Resolutions	30

28.	Power to Demand a Vote on a Poll	32

29.	Voting by Joint Holders of Shares	33

30.	Instrument of Proxy	33

31.	Representation of Corporate Member	35

32.	Adjournment of General Meeting	36

33.	Written Resolutions	37

34.	Directors’ Attendance at General Meetings	38

DIVIDENDS AND CAPITALISATION		38

35.	Dividends	38

36.	Power to Set Aside Profits	39

37.	Dividend payment procedure	39

38.	Capitalisation	40

DIRECTORS AND OFFICERS		42

39.	Election or Appointment of Directors	42

40.	Number of Directors	42

41.	Term of Office of Directors	43

42.	Alternate Directors	43

43.	Removal of Directors	43

44.	Vacancy in the Office of Director	44

45.	Remuneration of Directors	44

46.	Defect in Appointment	45

47.	Directors to Manage Business	46

48.	Powers of the Board of Directors	46

49.	Register of Directors and Officers	48

50.	Appointment of Officers	48

51.	Appointment of Secretary	48

52.	Duties of Secretary and Officers	48

53.	Remuneration of Officers	48

54.	Conflicts of Interest	48

55.	Indemnification and Exculpation of Directors and Officers	52

MEETINGS OF THE BOARD OF DIRECTORS		53

56.	Board Meetings	53

57.	Notice of Board Meetings	53

58.	Telephonic or electronic Participation in Meetings	53

59.	Quorum at Board Meetings	54

60.	Board to Continue in the Event of Vacancy	54

61.	Chairman to Preside	54

62.	Written Resolutions	54

63.	Validity of Prior Acts of the Board	54

ACCOUNTS		54

64.	Books and Papers	54

65.	Financial Year End	55

AUDITS		55

66.	Annual Audit	55

67.	Appointment of Auditor	55

68.	Remuneration of Auditor	55

69.	Duties of Auditor	56

70.	Access to Records	56

71.	Financial Statements	56

72.	Distribution of Auditor’s Report	56

73.	Vacancy in the Office of Auditor	56

CORPORATE RECORDS		56

74.	Minutes	57

75.	Place Where Corporate Records Kept	57

76.	Form and Use of Seal	57

CHANGES TO CONSTITUTION AND COMPANY NAME		58

77.	Alteration or amendment of Bye-laws	58

78.	Alteration or amendment of Memorandum	58

79.	Discontinuance	58

80.	Change of name	58

81.	Registered Office	58

82.	Amalgamation and Merger	58

83.	Untraced Members	59

84.	Documents	60

85.	Conversion	61

VOLUNTARY WINDING-UP AND DISSOLUTION		61

86.	Winding-Up	62

87.	Striking Off	62

88.	Governing Law and Jurisdiction	62

INTERPRETATION

1.	Definitions and Interpretation

1.1	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following respective meanings:

“Alternate Director”	an Alternate Director appointed in accordance with these Bye-laws;

“Auditor”	includes any individual auditor or partnership of auditors;

“Board”

the board of Directors of the Company appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Companies Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum;

“Books and Papers”

has the meaning given to it in section 2 of the Companies Act and includes minutes, financial statements, accounts, records of account, beneficial ownership register, deeds and writings of the Company;

“Bye-laws”	means these Bye-laws in their present form or as from time to time amended;

“Companies Act”	the Companies Act 1981, as amended from time to time;

“Company”	the company incorporated in Bermuda under the name of Marex Group Limited on 2 October 2025;

“Deferred Shares”	means the deferred shares in the capital of the Company having the rights set out in these Bye-laws;

“Director”	any person duly elected or appointed as a Director of the Company and shall include an Alternate Director or any person occupying the position of Director by whatever name called;

“DTC”	means The Depository Trust Company and any Affiliate or nominee therefor, including Cede & Co., and any successors thereto;

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Member”

the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

“Memorandum”	means the Memorandum of Association of the Company, as from time to time amended;

“notice”	written notice as further provided in these Bye-laws unless otherwise specifically stated;

“Officer”	any person appointed by the Board to hold an office in the Company;

“Operator”	means any transfer agent of the Company duly appointed by the Board in connection with a listing of Company shares;

“ordinary resolution”

means: (i) a resolution approved by a simple majority of Members entitled to vote and present in person or by proxy at a general meeting of the Company: or (ii) a written resolution of Members entitled to vote approved by Members representing a simple majority of the total voting power of the issued and outstanding shares of the Company;

“Ordinary Shares”	means the ordinary shares in the capital of the Company having the rights set out in these Bye-laws;

“Register of Directors Officers”	the register of Directors and officers referred to in and these Bye-laws;

“Register of Members”	the register of members referred to in these Bye-laws;

“Registered Office”	the registered office for the time being of the Company;

“Resident Representative”	any person appointed to act as resident representative of the Company and includes any deputy or assistant resident representative;

“Secretary”

the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Securities Act”	means the U.S. Securities Act of 1933, as amended, and

the rules and regulations promulgated thereunder;

“special resolution”

means: (i) a resolution approved by at least seventy-five per cent (75%) of Members entitled to vote and present in person or by proxy at a general meeting of the Company; or (ii) a written resolution of Members entitled to vote approved by Members representing at least seventy-five per cent (75%) of the total voting power of the issued and outstanding shares of the Company; and

“Treasury Share”	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.

In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:

“may” shall be construed as permissive; and

“shall” shall be construed as imperative; and

(e)	unless otherwise provided in these Bye-laws, words or expressions defined in the Companies Act shall bear the same meaning in these Bye-laws.

1.2

In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.3	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	Share Capital

2.1	At the date these Bye-laws are adopted, the share capital of the Company is comprised of:

(a)	Ordinary Shares of par value US$0.001551 each; and

(b)	Deferred Shares of par value £0.000469 each.

2.2	The Ordinary Shares and Deferred Shares shall constitute separate classes of shares.

2.3	The liability of the Members is limited to the amount, if any, unpaid on the shares held by them.

3.	Power to Issue Shares

3.1

Subject to these Bye-laws, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

3.2

Any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as the Company may by an ordinary resolution of the Members determine, except the issuance of preference shares must be approved by special resolution of the Members or by an amendment of these Bye-laws.

3.3

Subject to the Companies Act and these Bye-laws, any shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed or repurchased on such terms and in such manner as may be determined by the Board (before the issue or conversion).

4.	Power of the Company to Purchase its Shares

4.1

The Company may purchase its own shares for cancellation or to acquire them as Treasury Shares in accordance with the Companies Act on such terms as the Board shall think fit. No such purchase shall be made if there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

4.2	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Companies Act.

4.3

Shares so purchased by the Company under this Bye-law shall be treated as cancelled and the amount of the Company’s issued capital shall be reduced by the nominal value of those shares accordingly but the purchase of shares under this Bye-law shall not be taken as reducing the amount of the Company’s authorised share capital.

5.	Rights Attaching to Shares

5.1	The holders of the Deferred Shares shall, subject to these Bye-laws:

(a)	not be entitled to any dividend in respect of such shares; and

(b)	not be entitled to receive any notice of, attend or vote at any general meeting of the Company in respect of such shares.

5.2

Notwithstanding any other provisions of these Bye-laws, but subject to the Companies Act, the Company shall have the power and authority at any time to purchase all or any of the Deferred Shares for an aggregate consideration of £1. The Company shall also, subject to the Companies Act, be entitled to cancel the Deferred Shares without paying any consideration to the holders of such shares.

5.3	The holders of the Ordinary Shares shall, subject to these Bye-laws;

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare;

(c)

in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Bye-law 5.4; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

5.4	On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its Members shall be applied to the holders of shares in the following order of priority:

(a)

in paying a sum equal to £1 to be distributed to the holders of the Deferred Shares pro-rata according to the number of Deferred Shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1, with the Board having the final say on the allocation thereof); and

(b)	thereafter distributing the balance to the holders of the Ordinary Shares pro-rata according to the number of Ordinary Shares held by them.

5.5

All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Companies Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

5.6

Subject to Bye-law 5.7, the Members shall have a pre-emptive right to purchase a portion of any new shares proposed to be issued by the Company equal to the number of new shares multiplied by the percentage of equity ownership of such Member in the Company as of the date of delivery of the pre-emptive rights notice:

(a)

The Company shall send a pre-emptive rights notice to Members, setting forth a summary of the material terms of such new shares, including the estimated amount of new shares to be issued, the estimated purchase price therefore and the estimated date of issuance of new shares;

(b)

each Member that desires to exercise pre-emptive rights hereunder must exercise such rights within twenty (20) days after the receipt of the pre-emptive rights notice from the Company, and any failure to exercise such pre-emptive rights within such time period shall be deemed a waiver of the pre-emptive rights in respect of any new shares referred to in the pre-emptive rights notice; and

(c)

the election by a Member not to exercise such pre-emptive rights under this Bye-law 5.6 in any one instance shall not affect such Member’s right as to any subsequent proposed issuance subject to this Bye-law 5.6, provided that such Member continues to be a Member as of the date of delivery of the pre-emptive right notice in respect of any such subsequent proposed issuance.

5.7	Notwithstanding anything in Bye-law 5.6, no Member shall have any pre-emptive right if such pre-emptive right has been expressly excluded by a special resolution of the Members.

6.	Liens and Calls on Shares

6.1

The Company has a lien over every share which is partly paid for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The Board may declare any share to be wholly or in part exempt from the provisions of this Bye-law. The Company’s lien over a share takes priority over any third party’s interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share).

6.2

The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

6.3	To give effect to a sale:

(a)

in the case of share(s) in certificated form, the Board may authorise any person to execute an instrument of transfer of the share(s) to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect such transfer;

(b)	in the case of share(s) in uncertificated form, the Board may:

i.	to enable the Company to deal with the share(s) in accordance with the provisions of this bye-law, require or procure any relevant person to convert the share(s) into certificated form; and

ii.

after such conversion, authorise any person to execute an instrument of transfer to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer, and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall the title to the share(s) be affected by any irregularity in or invalidity of the proceedings relating to the sale.

6.4

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable. Any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share(s) at the date of the sale.

6.5

The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

6.6	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

6.7	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.

7.	Calls on Shares and Forfeiture

7.1

Subject to the terms of allotment, the Board may make calls upon the Members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on their shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the shares in respect of which the call was made.

7.2	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

7.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

7.4

If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or fixed in the notice of the call. The Board may, however, waive payment of the interest wholly or in part.

7.5

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these bye-laws shall apply as if that sum had become due and payable by virtue of a call.

7.6	Subject to the terms of allotment, the Board may differentiate between the holders in the amounts and times of payment of calls on their shares.

7.7

The Board may receive from any Member willing to advance it all or any part of the amount unpaid on the shares held by them (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the Member and the Board agree.

7.8

If a call or an instalment of a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

7.9

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the person who was before the forfeiture the holder (including a person who was entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the Board determines. Where for the purposes of its disposal a forfeited share is to be transferred to any person:

(a)

in the case of a share in certificated form, the Board may authorise any person to execute an instrument of transfer and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer; and:

(b)	in the case of a share in uncertificated form, the Board may:

i.	to enable the Company to deal with the share in accordance with the provisions of this bye-law, require or procure any relevant person to convert the share into certificated form; and

ii.

after such conversion, authorise any person to execute an instrument of transfer to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer, and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall the title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

7.10

A person whose shares have been forfeited shall cease to be a Member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited. However, such person shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by them to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

7.11

A statutory declaration by a Director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall their title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

8.	Share Certificates

8.1

Without prejudice to any powers which the Company or the Board may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

(a)	the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa;

If and to the extent that any provision of these Bye-laws are inconsistent with such holding or transfer as is referred to in paragraph (a) of this Bye-law or with any provision of applicable regulations, it shall not apply to any share in uncertificated form.

8.2

Notwithstanding anything else contained in these Bye-laws, where any class of shares is, for the time being, a participating security, unless the Directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

8.3

On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate, referred to in this Bye-law as a “financial institution”) shall be entitled, without payment, to have issued to them within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in their name or, upon payment for every certificate after the first of such reasonable sum as the Directors may determine, several certificates each for one or more of their shares.

8.4

Every certificate shall be issued under the seal or under such other form of authentication as the Board may determine (which may include manual or facsimile signatures by one or more Directors and/or the secretary which may be applied to or printed on such certificates by mechanical or electronic means), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them.

8.5

Where a Member (other than a financial institution) has transferred part only of the shares comprised in a certificate, the Member is entitled, without payment, to have issued to them a certificate in respect of the balance of shares held by them or, upon payment for every certificate after the first of such reasonable sum as the Board may determine, several certificates each for one or more of their shares.

8.6

When a Member’s (other than a financial institution’s) holding of shares of a particular class increases, the Company may issue that Member with a single, consolidated certificate in respect of all the shares of a particular class which that Member holds or a separate certificate in respect of only those shares by which that Member’s holding has increased.

8.7

A Member (other than a financial institution) may request the Company, in writing, to replace the Member’s separate certificates with a consolidated certificate or the Member’s consolidated certificate with two or more separate certificates representing such proportion of the shares as the Member may specify, provided that any certificate(s) which it is (or they are) to replace has first been returned to the Company for cancellation. When the Company complies with such a request it may charge such reasonable sum as the Directors may determine for doing so.

8.8

The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to whichever of the joint holders’ names appears first on the Register of Members in respect of the joint holding shall be a sufficient delivery to all of them.

8.9

If a certificate issued in respect of a Member’s shares is damaged or defaced or said to be lost, stolen or destroyed, then that Member is entitled to be issued with a replacement certificate in respect of the same shares. A Member exercising the right to be issued with such a replacement certificate:

(a)	must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

(b)	must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the Directors may determine.

8.10

Any share certificate sent by the Company (or its agent) is sent at the risk of the Member or other person entitled to the certificate and the Company (and its agent) will not be responsible for any share certificate lost or destroyed in the course of delivery.

9.	Fractional Shares

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

10.	Trusts

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these Bye-laws or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share other than the holder’s absolute ownership of it and all the rights attaching to it.

REGISTRATION OF SHARES

11.	Register of Members

11.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter in such Register of Members the particulars required by the Companies Act.

11.2

The Register of Members shall be open to inspection without charge at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Companies Act, be closed for any time or times not exceeding in the whole thirty days in each year.

11.3

The Company, or the Board on behalf of the Company, may cause to be kept in any territory an overseas branch Register of Members resident in such territory, and the Board may make, and vary, such arrangements as they may think fit in relation to the keeping of any such register.

12.	Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

13.	Register of Beneficial Ownership

To the extent required by the Companies Act, the Company shall establish and maintain a beneficial ownership register (if so applicable) and shall enter in such beneficial ownership register the minimum particulars required by the Companies Act.

14.	Transfer of Registered Shares

14.1

Notwithstanding anything to the contrary of these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and regulations of such stock exchange.

14.2	An instrument of transfer shall be in writing in such form as accepted by the Board.

14.3

Such instrument of transfer shall be signed by or on behalf of the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

14.4

The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

(a)

is lodged, duly stamped, at the Registered Office or at such other place as the Directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	is in respect of only one class of share; and

(c)	is in favour of not more than four transferees.

14.5	The Board may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under applicable regulations to register the transfer.

14.6

The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

14.7

The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. The Board shall have the authority to request from any Member, and such Member shall provide, such information as the Board may reasonably request for the purpose of determining whether the transfer of any share requires such consent, authorisation, or permission and whether the same has been obtained. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

14.8

If the Board refuses to register a transfer of a share, it shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the transfer instructions were received by the Company or the Operator (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The Board shall send such further information about the reasons for the refusal to the transferee as the transferee may reasonably request.

14.9	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

14.10

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

14.11	Nothing in these Bye-laws shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

15.	Transmission of Registered Shares

15.1	If a person who claims to be entitled to a share in consequence of the death or bankruptcy of a holder or otherwise by operation of law supplies to the Company:

(a)	such evidence as the Directors may reasonably require to show their title to the share; and

(b)	an address at which notices, documents or information may be sent or supplied to such person,

then such a person shall be entitled to have sent or supplied to them at such address any notice, document or information to which the relevant holder would have been entitled if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred.

15.2

Until a person entitled to the share has complied with Bye-law 15.1 and Bye-law 15.3, any notice, document or information may be sent or supplied to the relevant holder in any manner authorised by these Bye-laws, as if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred. This shall apply whether or not the Company has notice of the death or bankruptcy or other event.

15.3

Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or otherwise by operation of law may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in such form as accepted by the Board.

15.4

On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case if a transferor of the share by that Member before such Member’s death or bankruptcy, as the case may be.

15.5

A person becoming entitled to a share by reason of the death or bankruptcy of a Member or otherwise by operation of law shall, after giving notice to the Company of their entitlement to the share and upon such evidence being produced as the Board may properly require to show their title to the share in accordance with Bye-law 15.1, have the rights to which they would be entitled if they were the holder of the share, except that they shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. A person entitled to a share who has elected for that share to be transferred to some other person pursuant to Bye-law 15.3 shall cease to be entitled to any rights in relation to such share upon that other person being registered as the holder of that share.

15.6

Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

16.	Power to Alter Capital

16.1	The Company may if authorised by an ordinary resolution of the Members increase,

divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter but not reduce its share capital in any manner permitted by the Companies Act.

16.2	The Company may if authorized by special resolution of the Members, reduce its share capital in any manner permitted by the Companies Act.

16.3

Where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as they see fit. In particular, without limitation, the Board may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those Members or retain such net proceeds for the benefit of the Company and:

(a)

in the case of shares in certificated form, the Directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect such transfer; and

(b)	in the case of shares in uncertificated form, the Directors may:

i.

to enable the Company to deal with the shares in accordance with the provisions of this Bye-law, require or procure any relevant person or the Operator (as applicable) to convert the shares into certificated form; and

ii.

after such conversion, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer, and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall their title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

17.	Variation of Rights Attaching to Shares

17.1

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths (75%) of the issued shares of that class (excluding any shares of that class held as Treasury Shares) or with the sanction of a special resolution of Members passed by at least 75% of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

17.2

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, or by the purchase by the Company of any of its own shares or the holding of such shares as Treasury Shares.

MEETINGS OF MEMBERS

18.	Annual General Meetings

The annual general meeting shall be held in each year (other than the year of incorporation) at such time and place as the Board shall appoint.

19.	Special General Meetings

The Board may convene a special general meeting whenever in their judgment such a meeting is necessary.

20.	Requisitioned General Meetings and Member Proposed Resolutions

20.1

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth (10%) of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

20.2

The Board shall, on the requisition of (a) Members holding not less than one-twentieth (5%) of the total voting rights of all the Members having at the date of the requisition a right to vote at the meeting to which the requisition relates, or (b) not less than 100 Members, give to Members entitled to receive notice of the next annual general meeting, notice of any resolution which may properly be moved and is intended to be moved at that meeting, and circulate to such Members any statement of not more than 1000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

21.	Notice

21.1

At least 21 clear days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote at such meeting, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

21.2

At least 14 clear days’ notice of a special general meeting shall be given to each Member entitled to attend and vote at such meeting, stating the date, time, place and the general nature of the business to be considered at the meeting.

21.3	The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

21.4

A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote at such meeting in the case of a special general meeting.

21.5

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

21.6	Any notice to be given to or by any person pursuant to these Bye-laws shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

22.	Giving Notice and Access

22.1	Any notice, document or information may (without prejudice to Bye-laws 22.10 and 22.11) be sent or supplied by the Company to any Member:

(a)	by hand, that is by any person (including a courier or process server) handing it to the Member or leaving it at the Member’s registered address;

(b)	by sending it by post in a prepaid envelope addressed to the Member at their registered address;

(c)

by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement);

(d)	by making it available on a website, provided that the requirements in Bye-law 22.2 are satisfied;

(e)	through a relevant system; or

(f)	in some other way authorised in writing by the relevant Member.

22.2	The requirements referred to in Bye-law 22.1(d) are that:

(a)

the Member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to them by being made available on a website (and has not revoked that agreement), or the Member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to them by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the Member is therefore taken to have so agreed (and has not revoked that agreement);

(b)

the Member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (“notification of availability”);

(c)

in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d)

the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the Member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

22.3	In the case of joint holders:

(a)

it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the Register of Members in respect of the joint holding only; and

(b)

the agreement of the joint holder whose name stands first in the Register of Members in respect of the joint holding that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

22.4	In the case of a Member registered on a branch register, any notice, document or other information can be posted or despatched in the country where the branch register is kept.

22.5	For the avoidance of doubt, the provisions of this Bye-law 22.5 et seq. are subject to Bye-laws 21.5 and 33.2.

22.6	The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all Members.

22.7

A Member present either in person or by proxy at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

22.8	The Company or the Board may fix a date and time as the record date by reference to which persons registered as holders of shares or other securities shall be entitled to receive any notice or other document to be given to Members and no change in the register after that time shall invalidate the giving of the notice or document.

22.9

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before their name is entered in the Register of Members, has been given to the person from whom they derive their title.

22.10

Where, by reason of any suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, or meeting of the holders of any class of shares, the board may decide that the only persons to whom notice of the affected general meeting must be sent are: the Board; the Company’s auditors; those Members to whom notice to convene the general meeting can validly be sent by electronic means and those Members to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also:

(a)	advertise the general meeting in the Bermuda Royal Gazette newspaper; and

(b)

if at least seven clear days before the meeting the posting of notices again becomes practicable, send or supply a confirmatory copy of the notice to Members who were not sent the notice but would (but for this Bye-law) have been entitled to receive the notice.

22.10

Any notice, document or information to be sent or supplied by the Company to the Members or any of them, not being a notice of a general meeting, shall be sufficiently sent or supplied if sent or supplied by advertisement in the Bermuda Royal Gazette newspaper.

22.11	Any notice, document or information sent or supplied by the Company to the Members or any of them:

(a)	by hand, shall be deemed to have been received on the day it was handed to the Member or left at the Member’s registered address;

(b)

by post, shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in providing such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted or delivered to the courier;

(c)

by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the Member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(d)

by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this Bye-law or, if later, the date on which it is first made available on the website;

(e)

by means of a relevant system, shall be deemed to have been received 24 hours after the Company or any sponsoring system-participant acting on the Company’s behalf, sends the issuer-instruction relating to the notice, document or information;

(f)	by any other means specified in a written authorisation from the relevant Member, shall be deemed to have been received when the Company has done what it was authorised to do by that Member; and

(g)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears.

22.12	Where a document is required under these Bye-laws to be signed by a Member or any other person, if the document is in electronic form, then in order to be valid the document must:

(a)

incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that Member or other person, in such form as the Board may approve; or

(b)	be accompanied by such other evidence as the Board may require in order to be satisfied that the document is genuine,

the Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Bye-laws 30.1 and 32.3.

23.	Postponement of General Meeting

23.1

If, after the sending of notice of a general meeting but before the meeting is held (or after the adjournment of a general meeting but before the adjourned meeting is held) the Directors decide that it is impracticable or undesirable to hold the meeting at the declared time or place (or at any of the declared places in the case of a meeting to which Bye-law 24.1 applies) or both, they may postpone the time at which the meeting is to be held or change the place (or any of the places, in the case of a meeting to which Bye-law 24.1 applies) or both, and in any such case:

(a)

no new notice of the meeting need be sent, but the Directors shall, if practicable, advertise the new date, time and place of the meeting in the Bermuda Royal Gazette newspaper and shall take reasonable steps to ensure that any shareholder attempting to attend the meeting at the original time and place is informed of the new arrangements; and

(b)	a proxy appointment in relation to the meeting may be delivered or received, at the address or addresses specified by or on behalf of the Company in accordance with these Bye-laws, at any time not less than 48 hours before any postponed time appointed for holding the meeting.

23.2	The Directors may use the power under Bye-law 23.1 any number of times in relation to the same meeting.

24.	Form of Meetings and participation by telephonic or Electronic means

24.1

In the case of any general meeting, the Directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chair of the meeting shall preside (the “Principal Place”), make arrangements for simultaneous attendance and participation, by electronic means or otherwise, allowing persons not present together at the same place to attend, participate and vote at the meeting (including the use of a satellite meeting place or places). The arrangements for simultaneous attendance and participation at any place at which persons are participating, using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all Members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

24.2

The Members or proxies at the place or places at which persons are participating at a satellite meeting place or places in accordance with Bye-law 24.1 shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the Members or proxies attending at the places at which persons are participating are able to:

(a)	participate in the business for which the meeting has been convened; and

(b)

hear persons who speak (whether through the use of electronic means, microphones, loud speakers, audio-visual communication equipment or otherwise) in the Principal Place and any other place at which persons are participating.

24.3	For the purposes of all other provisions of these Bye-laws (unless the context requires otherwise), the Members shall be treated as meeting at the Principal Place.

24.4

If it appears to the chair of the meeting that the facilities at the Principal Place or any place at which persons are participating have become inadequate for the purposes set out in sub-paragraphs (a) and (b) of Bye-law 24.2, the chair of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Bye-law 32 shall apply to that adjournment.

24.5	The forms of meetings under this Bye-law 24 shall be:

(a)	“physical meeting” means a general meeting held and conducted by physical attendance by Members and proxies at a particular place (or, if the Board specify one or more satellite meeting places in accordance with Bye-laws 24.1 to 24.4, at particular places); and

(b)

a “hybrid meeting” means a general meeting held and conducted by both physical attendance by Members and proxies at a particular place (or, if the Board specify one or more satellite meeting places in accordance with Bye-laws 24.1 to 24.4, at particular places) and by Members and proxies also being able to attend and participate by electronic means without needing to be in physical attendance at that place (or places).

24.6

The Board may decide in relation to any general meeting (including a postponed or adjourned meeting) whether the general meeting is to be held as a physical meeting or as a hybrid meeting (and shall, for the avoidance of doubt, be under no obligation to convene a meeting as a hybrid meeting whatever the circumstances).

24.7

The Board may make such arrangements as they may decide in connection with the facilities for participation by electronic means in a hybrid meeting, and the entitlement of any Member or proxy to attend the general meeting, or to participate in it by electronic means, shall be subject to such arrangements. In the case of a hybrid meeting, the provisions of these Bye-laws shall be treated as modified to permit any such arrangements and in particular:

(a)

references in these Bye-laws to attending and being present at the meeting, including in relation to the quorum for the meeting and the right to vote at the meeting, shall be treated as including participating in the meeting by electronic means;

(b)

a notice of a general meeting which is to be a hybrid meeting shall state details of the facilities for attendance and participation by electronic means at the meeting or shall state where such details will be made available by the Company prior to the meeting;

(c)	the meeting shall be treated as having commenced if it has commenced at the physical place (or places) specified in the notice of the meeting;

(d)

the meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities have been made available so that all persons (being entitled to do so) attending the hybrid meeting by electronic means, may participate in the business of the meeting, but under no circumstances shall the inability of one or more Members or proxies to access, or continue to access, the facilities for participation in the meeting despite adequate facilities being made available by the Company, affect the validity of the meeting or any business conducted at the meeting;

(e)	all resolutions put to Members at a hybrid meeting, including in relation to procedural matters, shall be decided on a poll;

(f)	the Directors may authorise any voting application, system or facility in respect of the electronic platform for the hybrid general meetings as they may see fit;

and

(g)

if it appears to the chair of the meeting that the electronic facilities for a hybrid meeting have become inadequate for the purpose of holding the meeting then the chair of the meeting may, with or without the consent of the meeting, adjourn the meeting (at any time before or after it has started), the provisions in Bye-law 32 shall apply to any such adjournment and all business conducted at the hybrid meeting up to the point of the adjournment shall be valid.

24.8

If, after the sending of notice of a hybrid meeting but before the meeting is held (or after the adjournment of a hybrid meeting but before the adjourned meeting is held), the Board consider that it is impracticable or unreasonable to hold the meeting at the time specified in the notice of meeting using the electronic facilities stated in the notice of meeting or made available prior to the meeting, they may change the meeting to a physical meeting or change the electronic facilities (and make details of the new facilities available in the manner stated in the notice of meeting) or both, and may postpone the time at which the meeting is to be held.

24.9	An adjourned general meeting or postponed general meeting may be held as a physical meeting or a hybrid meeting irrespective of the form of the general meeting which was adjourned or postponed.

24.10

The Directors or the chair of the meeting may make any arrangement and impose any requirement or restriction they consider appropriate to ensure the security of a hybrid meeting including, without limitation, requirements for evidence of identity:

(a)	necessary to ensure the identification of those taking part and the security of the electronic communication; and

(b)	proportionate to those objectives.

25.	Quorum at General Meetings

25.1

At any general meeting two or more Members present in person or by proxy throughout the meeting shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

25.2

If within thirty minutes from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote at such meeting in accordance with these Bye-laws.

26.	Chair to Preside at General Meetings

Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the chair, if there be one, shall act as chair at all general meetings at which such person is present. In their absence, the Directors present shall elect one of their number present and willing to act to be chair of the meeting, and if there is only one Director present they shall be chair of the meeting. If no Director is present within 15 minutes after the time appointed for holding the meeting, the Members present and entitled to vote shall choose one of their number to be chair of the meeting.

27.	Voting on Resolutions

27.1	Subject to these Bye-laws and any rights or restrictions attached to any shares or class of shares, at a general meeting:

(a)	on a show of hands:

i)	every Member who is present in person has one vote;

ii)

every proxy present who has been duly appointed by one or more Members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one Member entitled to vote on the resolution and is instructed by one or more of those Members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those Members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) they have one vote for and one vote against the resolution; and

iii)	every corporate representative present who has been duly authorised by a corporation has the same voting rights as the corporation would be entitled to;

(b)

on a poll every Member present in person or by duly appointed proxy or corporate representative has one vote for every share of which they are the holder or in respect of which their appointment as proxy or corporate representative has been made; and

(c)	a Member, proxy or corporate representative entitled to more than one vote need not, if they vote, use all their votes or cast all the votes they use the same way.

27.2

For the purposes of determining which persons are entitled to attend or vote at a general meeting and how many votes such persons may cast, the Company may specify in the notice convening the general meeting a time, being not more than 48 hours before the time fixed for the meeting (and for this purpose no account shall be taken of any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting. If no record date is specified in the notice convening the general meeting, the record date for determining which persons are entitled to attend or vote at the meeting shall, unless otherwise required by law, be at the close of business on the working day preceding the day on which the notice convening the meeting is given.

27.3

In the case of joint holders the vote of the joint holder whose name appears first on the Register of Members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

27.4

A Member in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming the right to vote shall be delivered to the Registered Office, or such other place as is specified in accordance with these Bye-laws for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

27.5

No Member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by them unless all amounts presently payable by them in respect of that share have been paid.

27.6

Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Any objection made in due time shall be referred to the chair of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chair of the meeting it is valid for all purposes.

27.7

The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to them by the Member they represent and if a proxy or corporate representative does not vote in accordance with the instructions of the Member they represent the vote or votes cast shall nevertheless be valid for all purposes.

27.8	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chair of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

27.9	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)

written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Registered Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chair of the meeting, materially alter the scope of the resolution; or

(b)	the chair of the meeting, in their absolute discretion, decides that the proposed amendment may be considered or voted on.

27.10

With the consent of the chair of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chair of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

28.	Power to Demand a Vote on a Poll

28.1

For so long as any shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting must be decided on a poll (and for so long as any shares are held in a settlement system operated by DTC this provision may not be amended without the unanimous consent of all the Members). If no shares are held in DTC, a resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is validly demanded. A poll on a resolution may be demanded either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

28.2	A poll on a resolution may be demanded by:

(a)	the chair of the meeting;

(b)	a majority of the Directors present at the meeting;

(c)	not less than five Members having the right to vote at the meeting;

(d)

a Member or Members representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(e)

a Member or Members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

28.3

Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

28.4

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chair of the meeting, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

28.5

Polls at general meetings shall, subject to Bye-laws 28.6 and 28.7, be taken when, where and in such manner as the chair of the meeting directs. The chair of the meeting may appoint scrutineers (who need not be Members) and decide how and when the result of the poll is to be declared. The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

28.6

A poll on the election of the chair of the meeting or on a question of adjournment must be taken immediately. Any other polls must be taken either during the meeting or within 30 days of the poll being demanded. A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

28.7

No notice need be given of a poll not taken during the meeting if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days’ notice must be given specifying the time and place at which the poll is to be taken.

29.	Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

30.	Instrument of Proxy

30.1

A Member is entitled to appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at a meeting of the Company. The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a Member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a Member. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by them. References in these Bye-laws to an appointment of proxy include references to an appointment of multiple proxies.

30.2	Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share.

30.3

Subject to Bye-law 30.5 an appointment of proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose. The signature on the appointment of proxy need not be witnessed.

30.4	Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person on behalf of a Member:

(a)	the Company may treat the appointment as sufficient evidence of that person’s authority to execute the appointment of proxy on behalf of that Member; and

(b)

the Member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority to such address and by such time as required under Bye-law 30.6 and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

30.5

The Board may (and shall for so long as any shares are held in a settlement system operated by DTC) allow an appointment of proxy to be sent or supplied in electronic form (including with respect to any shares held in a settlement system operated by DTC, by way of a voter instruction form) subject to any conditions or limitations as the Board may specify. Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

30.6	An appointment of proxy may:

(a)

in the case of an appointment of proxy in hard copy form, be received at the Registered Office or such other place as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates;

(b)

in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates; and

(c)

in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the Directors may determine) before the time appointed for the taking of the poll.

30.7

For the purposes of calculating the periods set out in Bye-law 30.6, the Directors may determine that, in relation to any meeting, no account shall be taken of any part of any day that is not a working day. An appointment of proxy which is not received or delivered in a manner so permitted shall be invalid.

30.8

A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination or amendment of the authority of the person voting or demanding a poll, unless notice of the termination or amendment was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under Bye-law 30.6 not later than the last time at which an appointment of proxy should have been received under Bye-law 30.6 in order for it to be valid.

30.9

The Board may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the Members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other person. If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the meeting and to vote at it, but the accidental omission, or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

31.	Representation of Corporate Member

31.1

Any corporation (other than the Company itself) which is a Member of the Company may, by resolution of its Directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The corporation shall for the purposes of these Bye-laws be deemed to be present in person at any such meeting if a person or persons so authorised is present at it. The Company may require such person or persons to produce a certified copy of the resolution before permitting them to exercise their powers.

31.2

A vote given or poll demanded by a corporate representative shall be valid notwithstanding that they are no longer authorised to represent the Member unless notice of the termination was delivered in writing to the Company at such place or address and by such time as is specified in Bye-law 30.6 for the receipt of an appointment of proxy.

32.	Adjournment of General Meeting

32.1

If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned and (subject to the provisions of the Companies Act) the chair of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the Directors may determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

32.2	Without prejudice to any other power of adjournment under these Bye-laws or at common law:

(a)	the chair of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting;

(b)	the chair of the meeting may, without the consent of the meeting, adjourn the meeting at any time before or after it has commenced, if the chair of the meeting considers that:

i)	there is not enough room for the number of Members and proxies who wish to attend the meeting;

ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out,

and if so adjourned, the chair of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the Board may determine.

32.3

Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting except that when a meeting is adjourned for 14 days or more, at least seven clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

32.4	Subject to Bye-law 32.3, meetings can be adjourned more than once, in accordance with the procedures set out in this Bye-law.

33.	Written Resolutions

33.1

Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may, without a meeting, be done by written resolution in accordance with this Bye-law.

33.2

Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution.

33.3

A written resolution is passed when it is signed by, or in the case of a Member that is a corporation, on behalf of, the Members who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting.

33.4	A resolution in writing may be signed in any number of counterparts.

33.5

A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

33.6	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Companies Act.

33.7	This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

33.8

For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by, or in the case of a Member that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

34.	Directors’ Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting. The Directors or the chair of the meeting may permit other persons who are not Members or otherwise entitled to exercise the rights of Members in relation to general meetings to attend and, at the chair of the meeting’s absolute discretion, speak at a general meeting or at any separate class meeting.

DIVIDENDS AND CAPITALISATION

35.	Dividends

35.1

The Company may, subject to these Bye-laws and in accordance with the Companies Act, by an ordinary resolution of the Members declare dividends in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Board.

35.2

The Board may determine when resolving to pay a dividend, and a general meeting declaring a dividend may, upon the recommendation of the Board, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may:

i.	issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof;

ii.	determine that cash shall be paid to any Member on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend; and

iii.	vest any such specific assets in trustees.

35.3	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

35.4

Except as otherwise provided in these Bye-laws or the rights attached to shares, all dividends shall be declared and paid according to the amount paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Bye-law, no account is to be taken of any amounts which has been paid up on a share in advance of the due date for payment of that amount.

35.5

The Board may pay interim dividends as may be lawfully made out of assets of the Company. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that dividends may be lawfully made out of assets of the Company. If the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

35.6

The Company may, by an ordinary resolution of the Members declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of assets of the Company. No unpaid distribution shall bear interest as against the Company.

36.	Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

37.	Dividend payment procedure

37.1	Any dividend or other money payable relating to a share shall be paid to:

(a)	the Member;

(b)	if the share is held by more than one Member, all joint holders; or

(c)	the person or persons becoming entitled to the share by reason of the death or bankruptcy of a holder or otherwise by operation of law,

and such person shall be referred to as the “recipient” for the purposes of this Bye-law.

37.2

Any dividend or other money payable relating to a share shall be paid by such method as the Board may decide. Without limiting any other method of payment which the Board may decide upon, the payments may be made, wholly or partly:

(a)

by sending a cheque, warrant or any other similar financial instrument to the recipient by post addressed to their registered address or, in the case of joint recipients, by sending such cheque, warrant or any other similar financial instrument to the registered address of whichever of the joint recipients’ names appears first on the Register of Members, or, in the case of persons entitled by operation of law, to any such persons;

(b)	by inter-bank transfer or any other electronic form or electronic means to an account (of a type approved by the Board) which is specified in a written instruction from or on behalf of the recipient (or, in the case of joint recipients, all joint recipients);

(c)

in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the recipient (or, in the case of joint recipients, all joint recipients) in such manner as the Board may from time to time consider sufficient, by means of a relevant system;

(d)	in some other way requested in writing by the recipients (or, in the case of joint recipients, all joint recipients) and agreed by the Company; or

(e)

to such other person as may be specified in a written instruction from or on behalf of the recipient (or, in the case of joint recipients, all joint recipients), in which case payment shall be made in accordance with sub-paragraphs (a) to (d) above, as specified in the written instruction.

37.3	In respect of the payment of any dividend or other sum which is a distribution, the Board may decide, and notify recipients, that:

(a)	one or more of the means described in Bye-law 37.2 will be used for payment and a recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the Board;

(b)	one or more of such means will be used for the payment unless a recipient elects otherwise in the manner prescribed by the Board; or

(c)	one or more of such means will be used for the payment and that recipients will not be able to elect otherwise.

The Directors may for this purpose decide that different methods of payment may apply to different recipients or groups of recipients.

37.4

All cheques, warrants and similar financial instruments are sent, and payment in any other way is made, at the risk of the person who is entitled to the money and the Company will not be responsible for a payment which is lost, rejected or delayed. The Company can rely on a receipt for a dividend or other money paid in relation to a share from any one of the joint recipients on behalf of all of them. The Company is treated as having paid a dividend if the cheque, warrant or similar financial instrument is cleared or if a payment is made using a relevant system or inter-bank transfer or other electronic means.

37.5

Subject to the rights attaching to any shares, any dividends or other monies payable on or in respect of a share may be declared or paid in such currency or currencies and using such exchange rate or such date for determining the value or currency conversions as the Board may determine.

38.	Capitalisation

38.1	The Board may with the authority of an ordinary resolution of the Members:

(a)

subject as provided in this Bye-law, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, contributed surplus account, capital redemption reserve, merger reserve or revaluation reserve);

(b)

appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares or debentures of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those Members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Bye-law, only be applied in paying up shares to be allotted to Members credited as fully paid;

(c)

resolve that any shares so allotted to any Member in respect of a holding by them of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d)

make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned);

(e)

authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such Members; and

(f)	generally do all acts and things required to give effect to such resolution as aforesaid.

38.2

The Board may with the authority of an ordinary resolution of the Members, capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

DIRECTORS AND OFFICERS

39.	Election or Appointment of Directors

39.1

The Board shall be elected or appointed in the first place at the statutory meeting of the Company and thereafter, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose. The Company may in general meeting set a shareholding requirement for Directors but unless so set there shall be no such requirement.

39.2

The Board may elect from their number, and remove, a chair and a deputy chair of the board of Directors. The chair, or in the chair’s absence the deputy chair, shall preside at all meetings of the Directors, but if there is no chair or deputy chair, or if at the meeting neither the chair nor the deputy chair is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chair, the Directors present may choose one of their number to be chair of the meeting.

39.3	No person other than a Director retiring at the meeting shall be appointed or reappointed a Director at any general meeting unless:

(a)	they are recommended by the Directors; or

(b)

not less than seven nor more than 35 days before the date appointed for holding the meeting, notice executed by a Member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if they were appointed or reappointed, be required to be included in the Company’s register of Directors, together with notice executed by that person of their willingness to be appointed or reappointed.

39.4

At any general meeting, the Company may by an ordinary resolution of the Members, elect a person who is willing to act as a Director, and is permitted by law to do so, to be a Director, either to fill a vacancy or as an additional Director. Any motion at a general meeting for the appointment of two or more persons as Directors by a single resolution shall not be made, unless such resolution has been unanimously agreed to by the meeting beforehand.

39.5

The Board may by ordinary resolution appoint any person who is willing to act as a Director, and is permitted by law to do so, to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed as the maximum number of Directors.

40.	Number of Directors

The Board shall consist of not less than two Directors and not more than 15 Directors unless otherwise determined by an ordinary resolution of the Members.

41.	Term of Office of Directors

At each annual general meeting all of the Directors shall retire from office, except any Director appointed by the board after the notice of that annual general meeting has been given and before that annual general meeting has been held.

42.	Alternate Directors

42.1

Any Director (other than an Alternate Director) may appoint any other Director, or any other person approved by Board resolution and willing to act and permitted by law to do so, to be an Alternate Director and may remove an Alternate Director appointed by them from their appointment as Alternate Director.

42.2

An Alternate Director shall be entitled to receive notices of meetings of the Directors and of committees of the Directors of which their appointor is a Member, to attend and vote at any such meeting at which the Director appointing them is not present, and generally to perform all the functions of their appointor as a Director in their absence. An Alternate Director shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for their services as an Alternate Director, but shall be entitled to be paid such expenses as might properly have been paid to them if they had been a Director.

42.3

An Alternate Director shall cease to be an Alternate Director if their appointor ceases to be a Director; however, if a Director retires, pursuant to these Bye-laws or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which they retire, any appointment of an Alternate Director made by them which was in force immediately prior to their retirement shall continue after their reappointment.

42.4

An Alternate Director shall cease to be an Alternate Director on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to their appointor, would result in the termination of the appointor’s appointment as a Director.

42.5

An appointment or removal of an Alternate Director shall be by notice in writing to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors and shall take effect upon receipt of such notice or such later date as is stated in such notice.

42.6	Save as otherwise provided in these Bye-laws, an Alternate Director shall:

(a)	be deemed for all purposes to be a Director;

(b)	alone be responsible for their own acts and omissions;

(c)	in addition to any restrictions which may apply to them personally, be subject to the same restrictions as their appointor; and

(d)	not be deemed to be the agent of or for the Director appointing them.

43.	Removal of Directors

43.1

Notwithstanding any provision to the contrary in these Bye-laws, the Members entitled to vote for the election of Directors may remove a Director with or without cause by an ordinary resolution of the Members provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on the Director not less than 28 clear days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

43.2

If a Director is removed from the Board under this Bye-law, the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

43.3	Notwithstanding Bye-law 43.1, the Board may remove a Director if a resolution is passed by all the other Directors stating that such Director shall cease to be a Director with immediate effect.

44.	Vacancy in the Office of Director

44.1	The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law or, in the case of a corporate Director, is otherwise unable to carry on or transact business;

(b)	is or becomes bankrupt or makes any arrangement or composition with his creditors generally, in any country;

(c)	is or becomes of unsound mind or dies;

(d)	resigns his office by notice to the Company.

(e)	their appointment is terminated in accordance with the terms of their service contract, the Companies Act or these Bye-laws;

(f)	their appointment expires in accordance with the terms of their service contract; or

(g)

is absent without permission of the Directors from all meetings of the Directors held during a continuous period of six months or more and the Directors resolve that that person should cease to be a Director.

44.2

The Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director and to appoint an Alternate Director to any Director so appointed.

45.	Remuneration of Directors

45.1	Until otherwise determined by the Company by ordinary resolution, there shall be paid to the Directors who do not hold executive office (other than Alternate Directors) such fees for their services in the office of Director as the Directors may determine provided that, subject to Bye-law 45.3, the amount payable to such Directors shall not exceed the higher of: (i) in the aggregate an annual sum of £3,000,000; or (ii) such other figure as may be approved by shareholders or in accordance with the prevailing Directors’ remuneration policy from time to time. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Bye-laws.

45.2	Any Director who:

(a)	holds any other office in the Company (including for this purpose the office of chair); or

(b)	serves on any committee of the Directors; or

(c)	performs (or undertakes to perform) services which the Directors consider go beyond the ordinary duties of a Director,

may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the Board may determine.

45.3

The Board may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any Director or any former Director of the Company or of any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of their family (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on them and may (before as well as after they cease to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

45.4

The Directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

46.	Defect in Appointment

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

47.	Directors to Manage Business

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting by these Bye-laws or the Companies Act. No alteration of these Bye-laws shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made. The general management powers given by this Bye-law shall not be limited by any special authority or power given to the Directors by any other Bye-law.

48.	Powers of the Board of Directors

The Board may:

(a)

appoint one or more Directors to the office of managing Director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(b)

appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(c)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(d)

exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party, including the exercise all the powers of the Company to:

i)	borrow money;

ii)	give a guarantee;

iii)	hypothecate, mortgage, charge or pledge all or any part of its undertaking, property and assets (present and future); and

iv)	create and issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

(e)

by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law;

(h)

authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company;

(i)	present any petition and make any application in connection with the liquidation or reorganisation of Company;

(j)	Subject to the provisions of these Bye-laws, the Directors may delegate any of the powers which are conferred on them under the Bye-laws:

i)	to such person or committee;

ii)	by such means (including by power of attorney);

iii)	to such an extent;

iv)	in relation to such matters or territories; and

v)	on such terms and conditions,

as they think fit.

(k)	If the Directors so specify, any such delegation may authorise further delegation of the Directors’ powers by any person to whom they are delegated.

(l)	The Directors may revoke any delegation in whole or part, or alter its terms and conditions.

(m)	The power to delegate under this Bye-law includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.

(n)

Subject to Bye-law 48(o), the proceedings of any committee appointed under Bye-law 48(j)(i) with two or more Members shall be governed by such of these Bye-laws as regulate the proceedings of Directors so far as they are capable of applying.

(o)

The Directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these Bye-laws if, and to the extent that, they are not consistent with them.

(p)	References to a committee of the Directors are to a committee established in accordance with these Bye-laws, whether or not comprised wholly of Directors.

(q)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit.

49.	Register of Directors and Officers

The Secretary shall cause to be kept in one or more books at the Registered Office a Register of Directors and Officers and shall enter therein the particulars required by the Companies Act.

50.	Appointment of Officers

The Board may appoint such Officers (who may or may not be Directors) as the Board may determine.

51.	Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term, and upon such conditions as they think fit; and any Secretary so appointed may be removed by them. If thought fit, two or more persons may be appointed as joint Secretaries. The Directors may also appoint from time to time, on such terms as they may think fit, one or more deputy secretaries, assistant secretaries and deputy assistant secretaries and the secretary may delegate any of the powers or discretions which are conferred on the secretary under these Bye-laws to such person or persons by such means (including by power of attorney), to such an extent in relation to such matters or territories and on such terms and conditions, as the Secretary thinks fit.

52.	Duties of Secretary and Officers

52.1

The Secretary (including one or more deputy or assistant secretaries) shall have such powers and perform such duties as prescribed by the Companies Act together with such other powers and duties as shall from time to time be prescribed by the Board.

52.2	The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53.	Remuneration of Officers

The Secretary and Officers shall receive such remuneration as the Board may determine.

54.	Conflicts of Interest

54.1

Subject to the provisions of these Bye-laws, a Director shall not vote at a meeting of the Directors on any resolution concerning a matter in which they have, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless their interest arises only because the case falls within one or more of the following sub-paragraphs:

(a)

the resolution relates to the giving to them of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by them for the benefit of, the Company or any of its subsidiary undertakings;

(b)

the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c)

the resolution relates to the giving to them of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other Directors or to the funding by the Company of their expenditure on defending proceedings or the doing by the Company of anything to enable them to avoid incurring such expenditure where all other Directors have been given or are to be given substantially the same arrangements;

(d)	the resolution relates to the purchase or maintenance for any Director or Directors of insurance against any liability;

(e)

their interest arises by virtue of their being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(f)

the resolution relates to an arrangement for the benefit of the employees and Directors or former employees and former Directors of the Company or any of its subsidiary undertakings, or the members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any Director any privilege or advantage not generally accorded to the employees or former employees to whom the arrangement relates; or

(g)

the resolution relates to a transaction or arrangement with any other company in which they are interested, directly or indirectly (whether as Director or shareholder or otherwise), provided that they are not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of that company and not entitled to exercise 1 per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the Director as a bare or custodian trustee and in which they have no beneficial interest; (ii) any shares comprised in any authorised unit trust scheme in which the Director is interested only as a unit holder; and (iii) any shares of that class held as treasury shares).

54.2

Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and (provided they are not for any reason precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning their own appointment.

54.3

The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these bye-laws prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

54.4	Provided that a director has disclosed to the other directors the nature and extent of any material interest of such director, a director notwithstanding their office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested.

54.5	No transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position within Bye-law 54.1 and the relevant Director:

(a)

shall not infringe their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office, employment or position, or any such transaction or arrangement, or any interest in any such body corporate;

(b)

shall not, by reason of their office as a Director of the Company be accountable to the Company for any benefit which they derive from any such office, employment or position, or any such transaction or arrangement, or from any interest in any such body corporate;

(c)

shall not be required to disclose to the Company, or use in performing their duties as a Director of the Company, any confidential information relating to any such office, employment, or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by them in relation to or in connection with such office, employment or position; and

(d)

may absent themselves from discussions, whether in meetings of the Directors or otherwise, and exclude themselves from information, which will or may relate to such office, employment, position, transaction, arrangement or interest.

54.6	For the purposes of this Bye-law:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect them to have knowledge shall not be treated as an interest of theirs;

(c)	a Director shall be deemed to have disclosed the nature and extent of an interest which consists of them being a Director, officer or employee of any subsidiary undertaking of the Company;

(d)	a Director need not disclose an interest if it cannot be reasonably regarded as likely to give rise to a conflict of interest; and

(e)

a Director need not disclose an interest if, or to the extent that, the other Directors are already aware of it (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware).

54.7

The Directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)

any matter which would otherwise result in a Director infringing their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

(b)

a Director to accept or continue in any office, employment or position in addition to their office as a Director of the Company and, without prejudice to the generality of Bye-law 54.1(a), may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorisation is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

54.8

If a matter, or office, employment or position, has been authorised by the Directors in accordance with this Bye-law then (subject to such terms and conditions, if any, as the Directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below) no transaction or arrangement relating to any such matter shall be liable to be avoided on the ground of any such matter, or office, employment or position and the relevant Director:

(a)

shall not infringe their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such matter, or office, employment or position;

(b)	shall not, by reason of their office as a Director of the Company, be accountable to the Company for any benefit which they derives from any such matter, or from any such office, employment or position;

(c)

shall not be required to disclose to the Company, or use in performing their duties as a Director of the Company, any confidential information relating to such matter, or such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by them in relation to or in connection with that matter, or that office, employment or position; and

(d)

may absent themselves from discussions, whether in meetings of the Directors or otherwise, and exclude themselves from information, which will or may relate to that matter, or that office, employment or position.

55.	Indemnification and Exculpation of Directors and Officers

55.1

The Directors, Secretary and other Officers (the term Officer for this Bye-law to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any subsidiary thereof, and the liquidation or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons.

55.2

Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

55.3

The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Companies Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

55.4

The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against him.

55.5

The Directors or the chair of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they consider appropriate in the circumstances. The Directors or the chair of the meeting may in their absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

55.6

The Directors or the chair of the meeting may take such action, give such direction or put in place such checks or arrangements as they consider appropriate to secure the safety of the people attending the meeting or to promote the orderly conduct of the business of the meeting. Any decision of the chair of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chair of the meeting as to whether a matter is of such a nature, shall be final

MEETINGS OF THE BOARD OF DIRECTORS

56.	Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chair shall have a second or casting vote (unless the chair is not entitled to vote on the resolution in question, in which case if there is an equality of votes the matter shall be treated as not having been decided). A Director who is also an Alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote; and an Alternate Director who is appointed by two or more Directors shall be entitled to a separate vote on behalf of each of their appointors in the appointor’s absence.

57.	Notice of Board Meetings

The chair or any three Directors may, and the secretary at the request of the chair or such three Directors shall, call a meeting of the Directors. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means, or other mode of representing words in visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

58.	Telephonic or electronic Participation in Meetings

Directors may participate in any meeting by telephonic or such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of Directors participating in the meeting is physically assembled or, if there is no such group, where the chair of the meeting then is.

59.	Quorum at Board Meetings

No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum may be fixed by the Directors. If the quorum is not fixed by the Directors, the quorum shall be two. A Director shall not be counted in the quorum present in relation to a matter or resolution on which they are not entitled to vote (or when their vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An Alternate Director who is not themselves a Director shall if their appointor is not present, be counted in the quorum. An Alternate Director who is themselves a Director shall only be counted once for the purpose of determining if a quorum is present.

60.	Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

61.	Chairman to Preside

Unless otherwise agreed by a majority of the Directors attending, the chair, if there be one, shall act as chair at all meetings of the Board at which such person is present. In their absence a chair shall be appointed or elected by the Directors present at the meeting.

62.	Written Resolutions

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution. For the purposes of this Bye-law only, “the Directors” shall not include an Alternate Director.

63.	Validity of Prior Acts of the Board

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

ACCOUNTS

64.	Books and Papers

64.1

Subject to the Companies Act, the Board shall cause to be kept proper Books and Papers of the Company including records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

64.2	The Books and Papers of the Company may be kept in hard copy form or in electronic form, and arranged, maintained and kept in any manner permitted by the Companies Act.

64.3

Such Books and Papers shall be kept at the Registered Office, or subject to the Companies Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

65.	Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

66.	Annual Audit

Subject to any rights to waive the laying of accounts or the appointment of an Auditor pursuant to the Companies Act, the accounts of the Company shall be audited at least once in every year.

67.	Appointment of Auditor

67.1

Subject to the Companies Act and provided that the Members have not waived the requirement to hold an annual general meeting or appoint an Auditor, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company.

67.2	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

67.3	The Auditor appointed by the Members shall continue to hold office until a successor is appointed by the Members or, if the Members fail to do so, until the Board appoints a successor.

68.	Remuneration of Auditor

Save in the case of an Auditor appointed pursuant to Bye-law 73, the remuneration of the Auditor shall be fixed by the Company in a general meeting or in such manner as the Members may determine. In the case of an Auditor appointed pursuant to Bye-law 73, the remuneration of the Auditor shall be fixed by the Board.

69.	Duties of Auditor

69.1

The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report on such financial statements in accordance with generally accepted auditing standards.

69.2

The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Companies Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

70.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

71.	Financial Statements

Subject to the waiver of the laying of accounts by the Members in accordance with the Companies Act, financial statements, as required by the Companies Act, shall be laid before the Members in an annual general meeting, or if the Members waive the requirement for an annual general meeting, financial statements, as required by the Companies Act, shall be made available to the Members in accordance with the Companies Act. A resolution in writing made in accordance with Bye-law 33 receiving, accepting, adopting, approving or otherwise acknowledging financial statements shall be deemed to be the laying of such statements before the Members in a general meeting.

72.	Distribution of Auditor’s Report

The report of the Auditor shall be submitted to the Members at a general meeting.

73.	Vacancy in the Office of Auditor

The Board may fill any casual vacancy in the office of the Auditor.

CORPORATE RECORDS

74.	Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose of:

(a)	all elections and appointments of Officers;

(b)	the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c)	all resolutions and proceedings of general meetings of the Members, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

75.	Place Where Corporate Records Kept

Minutes prepared in accordance with the Companies Act and these Bye-laws shall be kept by the Secretary at the Registered Office. Except as provided by the Companies Act or by order of the court or authorised by the Directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company’s accounting or other records or documents merely by virtue of being a Member. Minutes shall be retained for at least ten years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Companies Act.

76.	Form and Use of Seal

76.1

The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda. Such a seal shall be used only by the authority of a resolution of the Board or of a committee of the Board.

76.2

The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board. The Board may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it. The Board may decide by what means and in what form the seal is to be used (including but not limited to electronic seals). Unless otherwise determined by the Directors:

(a)

share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it;

(b)	every other instrument to which the seal is affixed shall be signed by

i.	two Directors of the Company;

ii.	one Director and the secretary of the Company; or

iii.	at least one authorised person in the presence of a witness who attests the signature.

76.3

For this purpose an authorised person is any Director of the Company or the secretary of the Company, or any person authorised by the Board for the purpose of signing instruments to which the seal is affixed.

76.4	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

CHANGES TO CONSTITUTION AND COMPANY NAME

77.	Alteration or amendment of Bye-laws

No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Companies Act and until such amendment or alteration has been approved by a resolution of the Board and by a special resolution of the Members.

78.	Alteration or amendment of Memorandum

No alteration or amendment to the Memorandum may be made save in accordance with the Companies Act and until such alteration or amendment has been approved by a resolution of the Board and by a special resolution of the Members.

79.	Discontinuance

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Companies Act.

80.	Change of name

The Board may exercise all the powers of the Company to change the Company’s name and the Members hereby agree pursuant to section 24A of the Companies Act that the powers of the Members under section 10 of the Companies Act shall not be exercised.

MISCELLANEOUS

81.	Registered Office

The Registered Office shall be at such place in Bermuda as the Board shall from time to time determine.

82.	Amalgamation and Merger

82.1

The Company may by a special resolution of the Members in accordance with Bye-law 19 approve the amalgamation or merger of the Company with any other company wherever incorporated. The quorum applicable to any general meeting convened for the purposes of seeking approval of the Members to an amalgamation or merger shall be as set forth in Bye-law 25.1.

82.2

The Members hereby agree pursuant to section 24A of the Companies Act that if an amalgamation or merger of the Company is effected in accordance with Bye-law 82.1, no Member shall be entitled to exercise the power to apply to the Supreme Court of Bermuda under section 106(6) of the Companies Act to appraise the fair value of their shares.

83.	Untraced Members

83.1

The Company shall be entitled to sell (at any time after becoming entitled to do so) any share held by a Member, or any share to which a person is entitled by transmission (including in consequence of the death or bankruptcy of the Member or otherwise by operation of law), if:

(a)

for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these Bye-laws has been cashed or effected and no communication has been received by the Company from the Member or person concerned;

(b)	during that period at least three dividends have become payable on the share (whether interim or final) and no such dividend has been claimed by the Member or person concerned;

(c)

the Company has, at any time after the expiration of that period, sent a notice to the registered address or last known address of the Member or person concerned of its intention to sell such share and, before sending such a notice to the Member or other person concerned, the Company has taken such steps as it considers reasonable in the circumstances to trace the Member or other person entitled, including engaging, if considered appropriate in relation to such share, a professional asset reunification company or other tracing agent; and

(d)

the Company has not, during the further period of three months following the sending of the notice referred to in Bye-law 83.1(c) above and prior to the sale of the share, received any communication from the Member or person concerned.

83.2

The Company shall also be entitled to sell any additional share issued during the said period of 12 years in right of any share to which Bye-law 83.1 applies (or in right of any share so issued), if the criteria in Bye-law 83.1 (a), (c) and (d) are satisfied in relation to the additional share (but as if the words “for a period of 12 years” were omitted from Bye-law 83.1 (a) and the words “, after the expiration of that period,” were omitted from Bye-law 83.1 (c)).

83.3

A sale of any shares pursuant to this Bye-law may be made at such time, in such manner and on such terms as the Directors may decide and to give effect to the sale of any share pursuant to this Bye-law:

(a)

in the case of a share in certificated form, the Directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer; and

(b)	in the case of a share in uncertificated form, the Board may:

i.

to enable the Company to deal with the share in accordance with the provisions of this Bye-law, require or procure any relevant person or the Operator (as applicable) to convert the share into certificated form; and

ii.

after such conversion, authorise any person to execute an instrument of transfer of the share to the purchaser or person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer, and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall the title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

83.4

Unless otherwise determined by the Board, the net proceeds of sale of any shares pursuant to this Bye-law shall be forfeited and shall belong to the Company and the Company will not be obliged to account to, or be liable in any respect to, the former Member or other person previously entitled to the share for the proceeds of sale.

83.5

If on three consecutive occasions notices, documents or information sent or supplied to a Member have been returned undelivered, the Member shall not be entitled to receive any subsequent notice, document or information until they have supplied to the Company (or its agent) a new registered address, or shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this Bye-law, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this Bye-law shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Bye-laws.

84.	Documents

84.1

Any Director or the secretary (inclusive of any deputy secretaries, assistant secretaries and deputy assistant secretaries) or any person appointed by the Board for the purpose shall have the power to authenticate any document affecting the constitution of the Company and any resolution passed at a general meeting or at a meeting of the board or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the board as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or as the case may be that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

84.2	The Company may destroy:

(a)	any instrument of transfer, after six years from the date on which it is registered;

(b)	any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c)	any share certificate, after one year from the date on which it is cancelled; and

(d)	any other document on the basis of which an entry in the Register of Members is made, after six years from the date on which it is made.

84.3

Any document referred to in Bye-law 84.2 may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

84.4

It shall be conclusively presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of a document destroyed in accordance with this Bye-law was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)	this Bye-law shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)

nothing in this Bye-law shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this Bye-law which would not attach to the Company in the absence of this Bye-law; and

(c)	references in this Bye-law to the destruction of any document include references to the disposal of it in any manner.

85.	Conversion

The Company may by a special resolution of the Members approve a conversion of the Company from an exempted company into a partnership in accordance with the Companies Act or the de-listing of the Company from a stock exchange in accordance with the relevant rules of the stock exchange on which the Company’s shares are listed.

VOLUNTARY WINDING-UP AND DISSOLUTION

86.	Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the same sanction of a special resolution of the Members, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

87.	Striking Off

Subject to the Companies Act, the Company may by resolution of the majority of the Board approve the making of an application to strike the Company’s name off of the register on such grounds and subject to such conditions as may be prescribed.

88.	Governing Law and Jurisdiction

88.1	Save in respect of any cause of action arising under the Securities Act or the Exchange Act, the courts of Bermuda shall have exclusive jurisdiction to resolve:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action or proceeding asserting a claim of breach of fiduciary duty owed by any Director, officer or other employee to the Company;

(c)	any action or proceeding asserting a claim arising out of any provision of the Companies Act or these Bye-laws; or

(d)	any action or proceeding asserting a claim or otherwise related to the affairs of the Company.

88.2

The United States District Court for the Southern District of New York shall have exclusive jurisdiction to resolve any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

88.3	Any person or entity purchasing or otherwise acquiring any interest in the Company’s shares shall be deemed to have notice of and to have consented to the provisions of this Bye-law.